UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 26, 2016



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

| 0-25464 | 26-2018846 |
|---|---|
| (Commission File Number) | (I.R.S. Employer Identification No.) |

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01.  Regulation FD Disclosure.**

Today, May 26, 2016, Dollar Tree, Inc. issued a press release regarding the Company's participation in the RBC Capital Markets Consumer and Retail Conference on June 2, 2016.  A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission.  Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section.  The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

**Item 9.01.  Financial Statements and Exhibits.**

(d)      Exhibits.

99.1     Press release dated May 26, 2016 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**DOLLAR TREE, INC.**

Date: May 26, 2016                    By:  /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 -    Press release dated May 26, 2016 issued by Dollar Tree, Inc.

**Exhibit 99.1**



## DOLLAR TREE, INC. TO PRESENT AT RBC CAPITAL MARKETS
## CONSUMER AND RETAIL CONFERENCE

CHESAPEAKE, Va. - May 26, 2016 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, today announced its participation in the RBC Capital Markets Consumer and Retail  Conference on June 2, 2016.  Kevin Wampler, Chief Financial Officer, and Randy Guiler, Vice President - Investor Relations, will attend this conference.

The Company's presentation will begin at 8:00 a.m. ET on June 2, 2016.  A webcast of the presentation will be available on the Company's website at http://www.dollartreeinfo.com/investors/news/events/, and an archive of the webcast will be accessible for thirty days.

Dollar Tree, a Fortune 500 Company, now operates more than 13,800 stores across 48 states and five Canadian provinces. Stores operate under the brands of Dollar Tree, Family Dollar, and Dollar Tree Canada. To learn more about the Company, visit www.DollarTree.com.


CONTACT:
Dollar Tree, Inc.
Randy Guiler, 757-321-5284
Vice President, Investor Relations
www.DollarTree.com